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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C- 20549


                                     SCHEDULE 13G

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO. 6)*

                            SULLIVAN DENTAL PRODUCTS, INC.
                                   (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
                            (Title of Class of Securities)

                                       86530010
                                    (CUSIP Number)







Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 4 pages

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                                         13G


CUSIP No.  86530010


1.  NAME OF REPORTING PERSON:     Robert J. Sullivan
    S.S. NO. OF ABOVE PERSON:          ###-##-####



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)
         (b) X

3.  SEC USE ONLY:



4.  CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.


    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER:          1,148,335 shares

    6.   SHARED VOTING POWER:          158,000 shares

    7.   SOLE DISPOSITIVE POWER:     1,148,335 shares

    8.   SHARED DISPOSITIVE POWER:     158,000 shares

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:  1,306,335 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  13.0%

12. TYPE OF REPORTING PERSON:     Individual



                            Page 2 of 4 pages


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ITEM 1(a)     NAME OF ISSUER

              Sullivan Dental Products, Inc.

ITEM 1(b)     ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES

               10920 West Lincoln Avenue, West Allis, Wisconsin 53227

ITEM 2(a)     NAME OF PERSON FILING

              Robert J. Sullivan

ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE RESIDENCE

              10920 West Lincoln Avenue, West Allis, Wisconsin 53227

ITEM 2(c)     CITIZENSHIP

              U.S.A.

ITEM 2(d)     TITLE OF CLASS OF SECURITIES

              Common Stock,  $.01 par value

ITEM 2(e)     CUSIP NUMBER

              86530010

ITEM 3        TYPE OF REPORTING PERSON

              NOT APPLICABLE

ITEM 4        OWNERSHIP

              As of December 31, 1996, Robert J. Sullivan beneficially owned 1,306,335 shares of the common stock of Sullivan Dental Products, Inc. which represented 13.0% of the class of such stock. 990,835 of such shares are owned by Mr. Sullivan, individually, 157,500 are shares that may be acquired by the exercise of stock options and 158,000 shares are owned by the Robert J. Sullivan Family Foundation, Ltd., a private foundation established by Mr. Sullivan and his wife, Judith M. Sullivan. As of December 31, 1996, Mr. Sullivan had the sole power to vote or direct the vote and to dispose or to direct the disposition of 1,148,335 shares of the Issuer's stock. He shared the power to vote, dispose or direct the disposition of the 158,000 shares of stock held by the Foundation.


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Item 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              NOT APPLICABLE

ITEM 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              NOT APPLICABLE


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              NOT APPLICABLE

ITEM 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              NOT APPLICABLE

ITEM 9        NOTICE OF DISSOLUTION OF A GROUP

              NOT APPLICABLE

ITEM 10       CERTIFICATION

              NOT APPLICABLE

                             SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 13, 1997


                                  /S/ ROBERT J. SULLIVAN
                                  -------------------------------
                                      Robert J. Sullivan






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